Exhibit 99.2
 Borr Drilling Limited – Presentation 21 January 2021

 Important information  2    The information contained herein does not constitute an offer to sell or the solicitation of an offer to subscribe or buy any securities. It is solely for use as an investor presentation and is provided for information purposes only. This presentation does not contain all of the information that is material to an investor. By attending the presentation and/or reading the presentation slides you agree to be bound to the foregoing.Forward looking statementsThis presentation includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig industry, the global jack-up rig count, demand, scrapping and expected trends, currently visibility on tenders, trends in the shallow water offshore market, including utilization, expectations with respect to older units including scrapping expectations and expected future supply and demand, breakeven, rig supply, statements with respect to Pemex including well production and production plan and expected spending, statements with respect to our capital structure and options and targets for our balance sheet, debt amortization schedule, cash flow potential, strategy and plans statements included in our Working Capital Statement, cash flow potential, statements relating to debt maturity profile and extending runway by debt and capex deferral, statements with respect to our Mexico Joint Venture, including working capital situation, the agreement in principle reached with our syndicate of banks, Hayfin, PPL and Keppel and the conditions to those agreements, statements with respect the contemplated equity raise and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical and expected operating trends, data contained in our records and other data available from third parties and expectations about future performance of our business and future liquidity include expected future payments to our Mexican JVs and future equity raises in line with capital needs. Because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, risks relating to industry conditions and tendering activity, risks relating to the agreements we have reached with lenders described in this presentation including the risk that the Company is unable to reach final agreement on and execute definitive documentation with the relevant creditors and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, risks relating to our ability to meet the conditions of the agreement in principle with lenders, and risks relating to our ability to agree and enter into definitive documents reflecting these agreements and the final terms of those agreements and risks relating to our ability to comply with the agreement with lenders our ability to meet our debt obligations and obligations under rig purchase contracts, risks relating to our ability to meet our obligations as they fall due, including risks relating to the contemplated equity raise, risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations; risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due, risks relating to our liquidity requirements and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Any forward-looking statements that we make in this presentation speak only as of the date of such statements and we caution readers of this presentation not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The equity raise referenced in this presentation has not been registered under the US Securities Act of 1933, and may not be offered or sold in the US absent registration or an exception from registration or in a transaction not subject to registration under the Securities Act.

 Achieved significant liquidity improvements   3  Achievements in 2020 and 2021    1: June 2020  2(a): Sept 2020  2(b): Jan 2021  Debt  Bank amortisation to zero in 2021Conversion of cash interest to pay-in-kind for PPL loans (~$65m), payable Q1 2022Amended bank loan covenants  Extend bank and Hayfin maturity from June 2022 to Jan 202312 months interest deferrals from banks for Q3/Q4 2020 payments  Deferral of additional yard interest payments of more than $130 million (incl. $65m in June 2020 amendments) and other cost deferrals of $25 million until 2023Keppel one additional year of loan financingAmended bank loan covenants  Newbuilding commitments  Deferred rig deliveries from mid-2020 to early 2022    Deferral of rig deliveries from early 2022 to 2023  Equity raise  $30 million  $27.5 million  $[40]* million  * Anticipated, 2021 Debt maturity and amendments are contingent upon an equity raise of gross $40m  >$1 billion in accumulated liquidity improvement until 2023

   Extending runway by debt and capex deferral  4  Pre May 2020 – Debt profile  Post amendments – Debt profile  No scheduled debt amortisation before 2023

 The capital structure providing opportunities  5   Liability    Size USDm  # rigsSecurity  Depreciated value1 USDm   Loan vs depreciated Value %  Sept 2020/Jan 2021 deal   Banks  400    8x  1155  35%  Extended maturity to 2023 Q3/Q4 2020 interest deferred for 12 months   Hayfin   195    3x  536  36%  Extended maturity to 2023 Min. liquidity relief until Oct 2021   PPL   753    9x  1573  48%  Loan maturities amended to May 2023PIK interest until March 20232    Keppel Loans  272  3x  555  49%  Extended loan maturity by one additional yearPIK interest for one additional year, resulting in four year interest deferral per rig2  Keppel Newbuilds  620  5x      Extended delivery date from 2022 to 2023   Convertible Bond  350   Unsecured        No change  1) Depreciated value based on USD185m newbuilding cost, depreciated over 30 years2) The Company will make payments of $6m in 2021 and $12m in 2022 to each of Keppel and PPL, and $18m in May 2022 to Keppel, to offset parts of accrued balances. More details in disclosures  The Company will continue to optimize its capital structure

   ($m in 2021)  # rigs working        Day-rate equivalent  8  13  17  23    Mist, Idun, Saga, Gunnlod, P1, P5, Norve, Natt  + Galar, Gersemi, Grid, Odin, Njord  + Groa, Gerd, Ran, Frigg  +Gyme, Skald, Thor, Hermod, Heimdal  $70k/day  ($63m)  ($30m)  $6m  $60m   $80k/day  ($36m)  $16m  $65m   $140m   $90k/day  ($9m)  $58m   $121m   $215m   $100k/day  $17m  $101m   $177m  $291m   Attractive cost structure  6  Illustrative scenarios of cash break-even1 in 2021 at different activity levels  1) Assumes $28m in SG&A, $16m in capex and LTM, $51m in cash interest, Stacking cost of $6k/day. Opex of $45k/day. 4% cash revenue tax, 95% economic utilisation  # rigs outside Mexico  # contracted rigsQ1 2021  # activated rigs      # delivered rigs

Geographic activity distribution – since Q3, growth outside of Mexico

Low activity Aug, Sept, Oct have meant lower cash collections in Q4



Contracted days ex Mexico up 45% from lows in Sept
Cash collection normally T+45-60 days after earned days
active rig days per month
500
450
400
350
300
250
200
150
100
50
0
P5
First dayrate collection
Gunnlod
Mist
P1
First dayrate collection
13 active rigs
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Current committed*
contract days Mexico
contract days ex Mexico

*Average per month 2021 based on 13 rigs working

7 |

Borr Drilling

Mexico working capital situation

Mexico structure



PEMEX
JV – Opex/Akal
Provides IWS services
JV – Perfomex 1/2
Provides rigs to OPEX/Akal
Other suppliers

Borr subsidiary owns 49% of Opex/Akal
9m 2020 EBITDA $47.6m

Borr subsidiary owns 49% of Perfomex
and Perfomex II
9m 2020 EBITDA $25.3m

Significant outstanding balance[1]



USDm
60
50
40
30
20
10
0
Estimated outstanding from JVs to Borr Drilling per Q3 2020
Bareboat
Share of WC
JV profit in Opex/Akal

Why Borr is important to Pemex



140
120
100
80
60
40
20
0
Incremental production 9M 2020 (kbpd)
Borr is involved in 2/3 of incremental Mexican production
Total
Borr Drilling

2021 Pemex spending expected to increase by **20%** to USD10.7bn[2]

Significant outstanding amount with Pemex – but credit quality is good, as proven by CDS trading at 400 bps

1) Outstanding bareboat to Borr Drilling per Q3 2020, 49% of working capital in Perfomex per Q3, and 49% of accumulated Opex/Akal profits per Q3. Share of WC (Working Capital) in Perfomex I and II is an estimate of Borr's pro rata portion of current assets less current liabilities
2) According to Barclays E&P spending survey January 2021

8 | Borr Drilling

   Early Signs of Recovery  9  # Borr rigs working and committed  # invitations to tenders and direct negotiations  Source: Borr internal data  Since Q2 2020, Borr Drilling has put 4 warm stacked units back to work – Mist, P1, Norve and Idun  Recovery from “COVID lows”

    # rigs  Not contracted  Idle from mid-21  Scrappingcandidates  Total supply  512        Pre-2000  160  59  88  88  2000-2010  93  28  47  38  2010-now  220  49      Newbuilds  39  37        Rig supply - newer, better, more efficient rigs…..make a difference  10  Supply matrix  Supply - demand  Consolidation on the horizon  Source market data: IHS Petrodata, Company data  88% utilisation at current demand  93 of 352 modern units – 26%127 of 512 total units – 25%  12x modern JUs10x JUs built after 2010  28x modern JUs28x JUs built after 2010  14x modern JUs9x JUs built after 2010  29x modern JUs16x JUs built after 20107x legacy rigs  9x modern JUs5x JUs built after 201027x legacy rigs    # rigs

Modern Jack-Ups Gaining Market share

Modern vs Standard jack-ups contracted



Modern jack-up rig count
Standard jack-up rig count
300
250
200
150
100
50
-
jack-ups contracted
222
194
164
131
259
237
103
2014
2015
2016
2017
2018
2019
2020

- The older units will increasingly fail to meet tender specs
- The older rigs have higher maintenance & reactivation costs

Modern Jack Ups with NoX system[1] – efficiency winner

Prospector 1 – fitted with Selective Catalytic Reduction System SCR and Particle matter filters;

- NOx **down** up to 95%
- CO **down** up to 95%
- HC **down** up to 90%
- Particulate matter **down** over 85%



NoX Reduction system on 3516 Cat Engine



Prospector 1 has recently won term work in the North Sea – partly due to the environmental footprint and efficiency

Source: IHS Petrodata

11 |

Borr Drilling

 The Cash Flow Potential  12  EBITDA and EV/EBITDA implied per jack-up in Borr Drilling  Implied value $100 million EV pr rig, based on $2.6bn fully invested net debt. Share price of $1. Assumes $50k/day in operating costs including SG&A  $m in EBITDA per jack-up  EV/EBITDA      15y average  Peak

 Key Attributes Borr Drilling  13  If Pemex returns to contractual payment schedule, should release significant cash  Contracted rigs up by four in the fourth quarter 2020 – current oil price should improve activity further  Low cash-breakeven – competitive with companies emerging from Chapter 11  Equity raises being the catalyst for >$1 billion liquidity improvements until 2023  Management focused on shareholder value – including opportunistic views on consolidation

 Disclosures  14  Risk FactorsA brief summary of the key risks that are specific to the issuer is listed below1. The jack-up drilling market historically has been highly cyclical, with periods of low demand and/or over-supply that could result in adverse effects on our business.2. We may not realize our Total Contract Backlog.3. Our Joint Ventures may not make a profit, and we may receive further cash calls from our Joint Ventures.4. As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost or reduced market access, we may not be successful in doing so.5. Down-cycles in the jack-up drilling industry and other factors may affect the market value of our jack-up rigs and the newbuild rigs we have agreed to purchase.6. We have identified a material weakness in our internal control over financial reporting.7. We are exposed to the risk of default or material non-performance by customers.8. Future cash flows may be insufficient to meet our obligations under the terms of our Financing Arrangements.9. We incur activation costs, and may incur cost-overruns, on our newbuild jack-up rigs, which we may not fully recoup from our customers or the shipyard, as applicable.10. Outbreaks of epidemic and pandemic diseases, such as the COVID-19 outbreak, and governmental responses thereto have adversely affected, and could further adversely affect, our business.11. We rely on a limited number of customers and we are exposed to the risk of default or material non-performance by customers. 12. Our information technology systems are subject to cybersecurity risks and threats.13. The covenants in certain of our Financing Arrangements impose operating and financial restrictions on us.14. We face risks in connection with Financing Arrangements.15. Interest rate fluctuations could affect our earnings and cash flow. 16. We rely on a limited number of suppliers and may be unable to obtain needed supplies on a timely basis or at all 17. We are a holding company and are dependent upon cash flows from subsidiaries and equity method investments to meet our obligations 18. We may be subject to claims related to Paragon and the financial restructuring of its predecessor 19. Failure to comply with minimum loan to value covenants could constitute an event of default under our Financing Arrangements20. Local content requirements may increase the cost of, or restrict our ability to, obtain needed supplies or hire experienced personnel, or may otherwise affect our operations 21. As an exempted company limited by shares incorporated under Bermuda law with subsidiaries in certain offshore jurisdictions, our operations are subject to economic substance requirements22. We operate in an industry which is regulated by complex environmental laws and regulations23. We are subject to requirements relating to be a public company in the United States 24. Failure to comply with international anti-corruption legislation could result in fines, criminal penalties, damage to our reputation and drilling contract terminations25. We depend on directors who are associated with affiliated companies, which may create conflicts of interestSee also the risk factors set forth in our annual report on From 20-F for the year ended December 31 2019 filed with the US Securities Exchange Commission and our prospectuses published on 2 October and 13 November 2020.We also face risks in connection with agreeing and executing final documentation for the Debt maturity and other amendments described, as the terms of these amendments remain subject to finalizing and executing definitive documentation to give effect to these amendments. There is no assurance that will be able to agree and execute final documentation on the terms described herein and the equity offering is not conditioned on obtaining creditor approval or executing such final documents. We also face risks in connection with our future liquidity requirements and will have significant debt maturities in 2023 which will require us to raise additional financing and/or extend maturities due in 2023.

Disclosures (cont'd)

Debt maturity and other amendments

We have reached agreement in principle with (i) the syndicate of lenders who provide our USD100m and USD450m facilities, (ii) Hayfin, (iii) PPL and (iv) Keppel on the following key terms and conditions:

Syndicate of Lenders (bank loan facilities)

- Extend final maturity until Jan 3, 2023; loan amortization payments originally in Q1 2022 deferred to Maturity. No ordinary amortizations or facility reductions until final maturity.
- Deferral of Sept 2020 and Dec 2020 interest payments by 12 months
- Covenant waivers/amendments as follows: Minimum Value Clause: Reduced to 140% from 175%; Equity ratio: 25% in 2021, 30% in 2022 and 35% from 2023 onwards; Debt service cover ratio: Waived until maturity, Minimum liquidity covenant $5m in Q1, Q2 and Q3 2021, $10m on 31 December 2021, $15m on 30 June 2022

Hayfin

- Extend maturity until Jan 3, 2023
- Extension of waiver of requirement to provide for three months interest as cash collateral in restricted account until 1 October 2021
- Value to Loan ratio to be reduced from 175% to 140%

PPL

- Maturity date of loans changed to May 1, 2023
- Interest on loans deferred until March 1, 2023 (7.5% interest rate on deferred interest); (deferred interest guaranteed by intermediate holding company subsidiary of Borr Drilling)
- Cash payments up to March 2023 as follows: 2021: $6m; 2022: $12m; reducing the capitalized interest balance, 1 March 2023: remaining balance of all capitalized interest (estimated to approx. $110m)
- Certain additional events of default and covenants, including a minimum value (per broker valuation) per rig
- Minimum liquidity covenant (same as in syndicated loan facilities)

Keppel

- For 5 newbuild rigs under contract, delivery shifted to dates ranging from May to December 2023 and warranties to lapse
- Holding Costs accrues at $5k per day for three rigs and cost cover accrues at 7.5% for three rigs (on total principal of approx. $170m), to be paid on delivery in 2023
- Cash payments as follows: 2021: $6m; 2022: $12m ; May 1, 2023: $18m, all reducing the accrued holding cost/cost balance.
- Interest payment dates on yard loans deferred by one year to commence on 4th anniversary of delivery, maturity date loans extended by one year

Other terms included in the agreements in principle above include:

- Certain rights to secured creditors to exercise purchase options in respect of non-activated rigs at yards in order to repay the secured debt on the relevant rig, however with the right for the company to repay/refinance loan and retain rig within a certain time period.
- Certain rights to Keppel to terminate newbuilding contracts with no refund or other compensation to the rigowner(s)
- Limitations on payments to creditors other than certain permitted payments and mandatory prepayments
- Limitations on the Group providing additional security/guarantees to other secured creditors or the incurrence of new debt.

These agreements in principle are subject to other conditions including:

- completion of an equity raise with gross proceeds of $40m; and
- executing and implementing documentation giving effect to the agreed principles by 31 January 2021, a process which involves each secured creditor reviewing and approving each other secured creditor's final terms and agreements.

15 |

Disclosures (cont’d)  16  Working Capital Statement Set forth below is the working capital statement in the form expected to be included in our prospectus for the equity raise. Cash forecasts below assume and take account of a $40m equity raise in January 2021.The Group is of the opinion that the working capital available to the Group is not sufficient for its present requirements, for the period covering at least 12 months from the date of the Prospectus.Although the Company’s current working capital forecast for the period covering the 12 months from the date of the Prospectus does not indicate a short fall in available liquidity, the forecast is subject to uncertainties around Pemex’ timely payments for our services. The Company’s forecast reflects an assumption that it will continue to operate all five rigs in Mexico through its participation in the Joint Ventures, with the IWS JVs providing integrated well services for the full year of 2021, although the current contracts are set to expire during 2021, and some or all of them might not be renewed. Compared to the forecast included in our prospectus dated 13 November 2020, the current assumptions of continued operations under the Joint Ventures have resulted in downwards revisions of the expected cash distributions, mainly as a result of working capital required in the JVs for a longer period.The cash and cash equivalents, including assumed proceeds of USD 40 million from the Private Placement, are expected to reach a low point of USD 21 million in January 2022, and a high point of USD 46 million at the end of February 2021. The Company will, following the 2021 Amendments (see Section 11.8.13 (“2021 Amendments”)) be required to maintain minimum free cash of USD 5 million until 31 December 2021, when the requirement increases to USD 10 million and then USD 15 million when the requirement increases on 30 June 2022. The cash and cash equivalents above are not adjusted for minimum cash requirements. Following the effectiveness of the 2021 Amendments, the Company does not have any ordinary debt repayments or amortisation until 2023. Given the uncertainty related to timely payment by Pemex to the IWS JVs, and generally in the global economy as a result of the COVID-19 pandemic and the impact that this has on our ability to reliably forecast future operating performance, this level of headroom is not considered sufficient for the Company to reasonably conclude that the working capital available to the Group is sufficient for the Group’s present requirements for the period covering at least 12 months from the date of this Prospectus. Management and the Board are actively monitoring cash forecasts and have multiple options to manage cash expenditure during the period. The Company has a track record of raising incremental debt, new equity, new or amended facilities with Lenders, and selling assets for cash. In addition, new rig contracts or continuation of existing contracts, will increase operating cashflows and provide additional operating headroom, as would further cost reduction programs. The Company is also working actively with its JV partner to implement further factoring arrangements for its Pemex receivables. Management are confident of being able to manage any short term cash flow requirements through any combination of the above, however there is no certainty that they will succeed.